# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: H2O AMERICA, CIK 0000766829
CUSIP: 7843051043
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 110 W. TAYLOR STREET, SAN JOSE, California (CA), 95110
Date of event which requires filing of this statement: 03/03/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001505790

## Reporting persons
- Future Fund Board of Guardians: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 2,603,878; shared voting power 0; sole dispositive power 2,603,878; shared dispositive power 0; aggregate amount beneficially owned 2,603,878 (6.2% of the class)

## Item 1. Issuer
Name of issuer: H2O AMERICA
Address of issuer's principal executive offices: 110 W. TAYLOR STREET, SAN JOSE, CALIFORNIA, 95110.

## Item 2. Person Filing
Name of person filing: Future Fund Board of Guardians
Address of principal business office or, if none, residence: Level 14, 447 Collins Street, Melbourne VIC 300 Australia
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,603,878 shares of common stock

The shares of common stock are held indirectly by Future Fund Board of Guardians through its custodian, The Northern Trust Company, a company incorporated in the State of Illinois, in its capacity as custodian for the Reporting Person, of the ownership interests reported herein in H2O America.
Percent of class: 6.23%
Sole power to vote or to direct the vote: 2,603,878
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,603,878
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Future Fund Board of Guardians: /s/ Tamara Fisher, Authorized Signatory (03/06/2026)
- Future Fund Board of Guardians: /s/ Andrew Pearse, Authorized Signatory (03/06/2026)